1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 11, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Press Release, Dated March 11, 2020, Relating to the Announcement for the Convention of 2020 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

EXHIBIT 99.01

Announcement for the Convention of 2020 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 11, 2020 – The Board of Directors of Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), resolved to hold the Company’s annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.) at 9:00 a.m., Friday, May 29, 2020. The Board also approved the proposal to distribute cash dividend of NT$4.226 per share.

As provided in Article 165 of the ROC Company Act, the shareholder register shall be closed for registration of share transfer from March 31 to May 29, 2020. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Rd., Taipei, 103) by 4:30 p.m. on March 30, 2020 in person, or before March 30, 2020 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders individually or together with other shareholders holders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals and director nominations to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on March 22 to April 1, 2020. Each qualified shareholder or group of shareholders can submit one proposal. The proposal must be made in Chinese and not exceed 300 characters. All submissions must be submitted to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Act.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal for voting at the general shareholders’ meeting of the Company. The proposal must be in Chinese and not exceed 300 characters in length. All submissions must be submitted to Depositary Receipts Dept. of JPMorgan Chase Bank N.A., Taipei Branch (9F, No. 106, Xinyi Rd. Sec. 5, Taipei 11047, Taiwan, R.O.C.) at least five business days prior to the expiry of the Submission Period.

For more information in connection with the proposal and nomination right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

If you have any questions in connection with the Meeting, please contact the following person:

Jason Huang

Finance Department

+886 2 2344 4576

fn@cht.com.tw

21-3 Xinyi Road, Section 1,

Taipei, Taiwan,

Republic of China

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